

December 1, 2011

Via E-mail
Mr. Baowen Ren
Chief Executive Officer
Sino Clean Energy, Inc.
Room 1502, Building D, Wangzuo International City Building
No. 3 Tangyuan Road, Gaoxin District
Xi'an, Shaanxi Province, People's Republic of China

RE: Sino Clean Energy, Inc.
Form 10-K for Year ended December 31, 2010
Filed April 5, 2011
Form 10-Q for Period ended September 30, 2011
Filed November 18, 2011
Response dated November 7, 2011
File No. 1-34773

Dear Mr. Ren:

We have reviewed your response letter dated November 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year ended December 31, 2010

Item 11. Executive Compensation
Compensation Discussion and Analysis
Summary Compensation Table, page 59

1. We note your response to comment 16 in our letter dated September 30, 2011. Please ensure that in future filings you disclose the aggregate grant date fair value of the option grants computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(vi) of Regulation S-K.

Financial Statements

Notes to the Financial Statements

Note 18. Commitments and Contingencies
Capital Expenditure Commitments
Guangdong Facility, page F-23

2. We note your response to comment 23 in our letter dated September 30, 2011. Please further
    advise how you determined that the business license acquired through the acquisition of the
    100% equity interest in Dongguan Clean Energy Water Coal Mixture Co. has no value. It
    would appear that there would be some worth to the business license to manufacture and sell
    CWSF. Please provide us with a summary of the terms of the license, including when it
    expires, whether there are any costs to obtain or maintain this license, and whether the
    license is for a particular area.

Form 10-Q for Period ended September 30, 2011

Management's Discussion and Analysis, page 20

3. Accounts receivable, net increased from $3.8 million at December 31, 2010 to $12.2 million
    at September 30, 2011, which represents an increase of 221%. In this regard, please address
    the following:
    - Please disclose the factors that led to a significant increase in accounts receivable, net
      given that net sales remained stable for the nine months ended September 30, 2011
      compared to the nine months ended September 30, 2010. You should also discuss
      whether you expect these factors or trends to continue in future periods;
    - Please consider what quantitative disclosures can be provided to convey to investors any
      risks associated with the collectability of your accounts receivable and the likelihood as
      to whether charges may need to be recorded;
    - On page 22 you disclose that five customers have had difficulty obtaining bank loans to
      continue business or have not had sufficient working capital. In your 8-K filed
      November 18, 2011, you also disclose that your annualized days sales outstanding for the
      nine months ended September 30, 2011 were 66 days compared to 24 days for 2010.
      Please disclose what consideration you gave to both of these factors as well as the overall
      increase in accounts receivable in arriving at your allowance for doubtful accounts at
      September 30, 2011. Please specifically address whether you have recorded an
      allowance for these five customers;
    - In a similar manner to your Form 8-K, please disclose your analysis of days sales
      outstanding. Please also provide a discussion of any material variances from period to
      period. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the
      Financial Reporting Codification for guidance; and

- You use the aging method to estimate the valuation allowance for anticipated uncollectible receivable balances. The valuation allowance balance is adjusted to the amount computed as a result of the aging method. Please provide us with your aging analysis at December 31, 2010 and September 30, 2011 and correspondingly show us how you arrived at your allowance for doubtful accounts based on this analysis.

Please show us in your supplemental response what the revisions will look like in future filings.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief